

October 8, 2021

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

>   **Re: Ostin Technology Group Co., Ltd.**
>   **Amendment No. 4 to Registration Statement on Form F-1**
>   **Filed September 21, 2021**
>   **File No. 333-253959**

Dear Mr. Ling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form F-1 filed September 21, 2021

Consolidated Statements of Changes in Shareholders Equity, page F-29

1. Please revise the heading to correctly indicate that the statements are presented for the six months ended March 31, 2021 and 2020, and not for the six months ended September 30, 2021 and 2020 as currently disclosed. Similarly, revise the sentence preceding the table in Note 15 - Segment Reporting on page F-50 to correctly indicate that the table presents revenues by geographic areas for the six months ended March 31, 2021 and 2020.

You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please

Tao Ling
Ostin Technology Group Co., Ltd.
October 8, 2021
Page 2

contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing